InBev

RECEIVED

2007 MAY 29 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By cou

07023858

Leuven, 16 May, 2007

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

InBev nv/sa

Brussels, 16 May, 2007 – 1/1

RECEIVED

2007 MAY 29 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

InBev announces long-term joint venture agreement with the RKJ group ("RKJ"), a leading beverage group operating in India

Today, InBev (Euronext: INB) announced that it has entered into a long-term joint venture agreement with the RKJ group, a leading beverage group operating in India. This will be InBev's exclusive vehicle to invest in the promising Indian beer market.

While the business will not have a material impact on InBev's global business in the short to medium term, InBev is confident that the combination of its expertise in beer with the financial and operational discipline of the RKJ group will allow the company to deliver its business plan in the country and build a meaningful presence over time.

InBev will take an initial 49% stake in the venture with the option to increase its participation at a later time. It is anticipated that the joint venture will have access to the strong distribution network developed by RKJ and InBev's attractive portfolio of beer brands.

Terms of the agreement were not disclosed.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

END